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                                                                      EXHIBIT 30
[PENNZOIL LOGO]                  A MESSAGE FROM                  [PENNZOIL LOGO]

                                PENNZOIL COMPANY

                              TO OUR SHAREHOLDERS


Dear Shareholder:

        On June 23, 1997, Union Pacific Resources Group Inc. (UPR) announced a two-tiered, partial tender offer (the "Offer") for just over half of Pennzoil's shares at a price of $84 per share in cash on the front-end. UPR has also announced that it seeks to negotiate a merger in which remaining Pennzoil shares would be converted into UPR common stock (the merger, together with the Offer, the "UPR Proposal").

        The purported value for UPR common stock to be issued on the back-end in the second-step "squeeze out" merger for almost half of Pennzoil's shares is subject to significant uncertainties, including those resulting from a price collar under which the purported $84 per share value would be reduced if the market value of UPR stock is less than $25 per share. Please consult your broker for a current quotation on the price of UPR stock.

        YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THE UPR PROPOSAL, INCLUDING THE OFFER, IS INADEQUATE AND NOT IN THE BEST INTERESTS OF PENNZOIL AND ITS SHAREHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS RECOMMENDS THAT YOU REJECT THE UPR PROPOSAL AND NOT TENDER YOUR SHARES TO UPR PURSUANT TO THE OFFER.

        In its recommendation to Pennzoil shareholders, the Board cited, among other things:

        o The Board's belief that the UPR Proposal does not reflect the inherent value of Pennzoil.

        o The Board's belief that continued pursuit of Pennzoil's strategic plan will produce greater value for Pennzoil shareholders than the UPR Proposal.

        o The coercive nature of UPR's two-tiered, front-end loaded offer, which is designed to compel Pennzoil shareholders to tender into the Offer to avoid receiving UPR stock in the proposed second-step "squeeze out" merger.

        o The "value" of the UPR Proposal is substantially less than $84 per share because of uncertainty of the value of UPR stock to be forced onto the Pennzoil shareholders in the second-step "squeeze out" merger.

        Your Board also gave careful consideration to the multitude of other factors described in the Schedule 14D-9. Your Board also reviewed the opinions of Lehman Brothers Inc., J.P. Morgan Securities Inc. and Evercore Group Inc., Pennzoil's financial advisors, that the consideration to be received by Pennzoil's shareholders pursuant to the UPR Proposal, including the Offer, is inadequate from a financial point of view. We urge you to read carefully the
Schedule 14D-9 in its entirety so that you will be fully informed of the Board's recommendation.

        Your Board strongly believes that this is not the time to be considering a transaction such as that proposed by UPR. Pennzoil has undergone a major restructuring in the last few years and is only now beginning to realize for its shareholders the tremendous values that it will unlock. The Board believes that the best interests of Pennzoil and its shareholders will be served by independently pursuing Pennzoil's strategic business plan rather than a sale of the Company.

        In short, Pennzoil's Board is strongly committed to staying on the course Pennzoil has set for itself. We believe the UPR Proposal is an attempt to intercept the tremendous inherent and upside value of Pennzoil stock for an inadequate price. We urge you not to tender your shares to UPR.

July 1, 1997                            On behalf of the Board of Directors,



                                        James L. Pate
                                        Chairman, President and
                                        Chief Executive Officer


                                [PENNZOIL LOGO]

              REJECT UPR'S ATTEMPT TO INTERCEPT YOUR FUTURE VALUE

                             SAY NO TO UPR's OFFER